UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13 a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2026

Perusahaan Perseroan (Persero)

PT Telekomunikasi Indonesia Tbk

(Exact name of Registrant as specified in its charter)

Telecommunications Indonesia

(A state-owned public limited liability Company)

(Translation of registrant’s name into English)

Jl. Japati No. 1 Bandung 40133, Indonesia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑ Form 40-F 

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  No ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  No ☑

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 7, 2026	Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk By: /s/ Jati Widagdo ---------------------------------------------------- (Signature) Jati Widagdo SVP Corporate Secretary

Number	:	Tel.01/LP 000/COP-M0000000/2026

Jakarta,	January 7, 2026

To.

Board of Commissioners of the Indonesian Financial Services Authority

Attn. Chief Executive of Capital Market Supervision, Derivative Finance and Carbon Exchanges Sumitro Djojohadikusumo Building

Jl. Lapangan Banteng Timur No.2-4 Jakarta 10710

Re	:	Changes to The Ownership of Badan Pengaturan BUMN (“BP BUMN”) and PT Danantara Asset Management on PT Telkom Indonesia (Persero) Tbk’s Shares.

Dear Sir/Madam,

In compliance with Article 2 Indonesian Financial Service Authority’s (Otoritas Jasa Keuangan/”OJK”) Regulation No. 31/POJK.04/2015 concerning Disclosure of The Information or Material Facts by The Issuer or Public Company jo. Article 52 of Financial Services Authority Regulation No. 45 of 2024 concerning Development and Strengthening of Issuers and Public Companies. we hereby inform you that:

Issuer Name	:	PT Telkom Indonesia (Persero) Tbk
Business Sector	:	Telecommunication
Phone	:	(021) 5215109
E-mail Address	:	investor@telkom.co.id

1.	Information or Material Facts	Changes to The Ownership of Badan Pengaturan BUMN (“BP BUMN”) and PT Danantara Asset Management on PT Telkom Indonesia (Persero) Tbk’s Shares
2.	Date	6 January 2026
3.	Description

In accordance to the signing of the Agreement on the Transfer of State-Owned Shares of the Republic of Indonesia in the Form of Series B Shares on State-Owned Enterprise to the State-Owned Enterprises Regulatory Agency Number PERJ-1/BPU/01/2026 and Number LGL1.001/PERJ/DIDAM.DO/2026 between the Head of BP BUMN and DAM through a notification letter submitted by the head of the BP BUMN Number: S-17/BPU/01/2026 regarding Notification of Signing of the Share Transfer Agreement of PT Telkom Indonesia (Persero) Tbk and the Director of PT Danantara Asset Management (DAM) Number SR.006/DI-DAM/DO/2026 regarding Notification of Signing of the Share Transfer Agreement of PT Telkom Indonesia (Persero) Tbk on January 6, 2026, where DAM has handed over TLKM shares to BP BUMN, thus BP BUMN has shares amounting to 1% (one percent) of the total State ownership through BP BUMN and DAM in TLKM, a number of 516,023,535 (five hundred sixteen million twenty three thousand five hundred thirty five) consisting of Series B shares or 0.52% (zero point fifty two percent) of all shares issued and fully paid up by TLKM.

Thus, there is a change in the share ownership structure of BP BUMN and DAM in the Company's shares as follows:

Previously
		BP BUMN	1 Seri A Dwiwarna Share, voting right 0,0000%
		DAM	51.602.353.559 Seri B Shares, voting right 52,091%
Now
		BP BUMN	1 Seri A Dwiwarna Share 516.023.535 Seri B Shares, with voting right of 0,52%
		DAM	51.086.330.024 Seri B Shares, with voting right of 51,57%

The classification of shares being transferred is Series B Shares with a nominal value of Rp. 50.00 (fifty rupiah) per share with the share transfer price determined based on the book value of Rp. 25,801,176,750.00 (twenty five billion eight hundred one million one hundred seventy six thousand seven hundred and fifty rupiah) which uses a temporary value and will be determined later definitively based on the Decree of the Head of BP BUMN.

4.	Impact of the Event

The Republic of Indonesia remains the Controlling Shareholder of the Company (Ultimate Beneficial Owner) through direct ownership of BP BUMN in the amount of 1 Series A Dwiwarna share with special rights and 516,023,535 Series B shares, as well as through DAM in the amount of 51,086,330,024 Series B shares consolidated in the Daya Anagata Nusantara Investment Management Agency.

5.	Other Information

This change in share ownership of BP BUMN and DAM was implemented in order to comply with the provisions of Law No. 16 of 2025 concerning the Fourth Amendment to Law No. 19 of 2003 concerning State-Owned Enterprises. This change was also recorded in the Company's Shareholder Register on January 6, 2026.

Thus, we submit this report. Thank you for your attention.

Best Regards,

/s/ Jati Widagdo

Jati Widagdo

SVP Corporate Secretary